INTERPOOL, INC.
211 College Road East
Princeton, New Jersey 08540

February 23, 2006

BY EDGAR AND BY FAX

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ms. Pamela A. Long Division of Corporation Finance

Re:      Interpool, Inc.

Registration Statement on Form S-4 Registration No. 333-127087

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) to 4:30 p.m., Eastern time, on February 27, 2006 or as soon thereafter as practicable.

We acknowledge that should the Securities and Exchange Commission (the “Commission”) or the staff acting by delegated authority declare the Registration Statement effective, (i) it does not foreclose the Commission from taking any action on the Registration Statement, and (ii) it does not relieve us from our full responsibility for the adequacy and accuracy of the Registration Statement’s disclosure.

We further acknowledge that we may not assert the Commission’s or staff’s comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

We confirm our awareness of our statutory responsibilities under the Act and the Securities Exchange Act of 1934, as amended.

Please notify Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, counsel to the Registrant, at (212) 806-5509 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request or if you require additional information.

Very truly yours,

INTERPOOL, INC.

By: /s/ James F. Walsh
      Name:  James F. Walsh
      Title:   Executive Vice President and Chief
                 Financial Officer